SPECIAL SITUATIONS FUND III, L.P.
527 Madison Avenue, Suite 2600
New York, NY 10022

April 18, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Mr. Dominick Minori

Re:	Preliminary Consent Solicitation Statement of Special Situations Fund III, L.P. (the “Company”) filed April 5, 2006 (the “Filing”).

Dear Mr. Minori:

Pursuant to a telephone conference between a member of our counsel, Lowenstein Sandler PC, and Mr. Dominick Minori of the staff of the Securities and Exchange Commission (the “Commission”) on April 17, 2006, the staff provided us with oral comments to the Filing. Below is a brief description of the staff’s comments and our response to each comment. Capitalized terms not defined herein have the same meanings as in the Filing.

Comment 1:  You have requested that we make clearer in the second paragraph of the letter to the Limited Partners that if the Exemption Request is not granted, then Limited Partners will have to rely upon the discretion of the Individual General Partners for repurchases and that there could be no assurance that semi-annual repurchases will occur.

Response:    The Filing has been revised as requested.

Comment 2:  You asked for clarification as to the use of “April 24, 2006” as the date the earliest Consent Card was delivered.

Response:        We have changed “April 24, 2006” to “April 21, 2006,” the date of the mailing of the Consent Solicitation Statement. On that date a Consent Card shall be signed by a general partner of the Fund with respect to the Units owned by that general partner. We have also made a corresponding change in the last date of the 60-day solicitation period, which will end on June 19, 2006 instead of June 22, 2006.

Comment 3:  You have asked that in the first paragraph of the subsection entitled “Proposal” we indicate that the tender offer rules will apply to the repurchases made under the proposed Alternate Repurchase Policy.

Response:        The Filing has been revised as requested.

Comment 4:  You have asked that we indicated in the first paragraph of the subsection entitled “Proposal” that the 60-day notice period increases the “market risk” of the Limited Partners, as compared to a 14-day notice period.

Response:        The filing has been revised to indicate that the use of the 60-day notice period exposes the Limited Partners to a greater risk of change in the repurchase price than a 14-day notice period.

Comment 5:  You have asked that we indicate in the first paragraph of the subsection entitled “Proposal” what happens if the proposal is not approved.

Response:        The filing has been revised as requested.

Comment 6:  You have asked that we indicate in the first paragraph of the subsection entitled “Proposal” that if the proposal is approved, the liquidity of Limited Partners could be substantially hampered because the Limited Partners would be relying upon the Individual General Partners’ discretion for repurchases.

Response:        The filing has been revised as requested.

Comment 7:  You asked that we make clearer in the first resolution of the Consent Card that the suspension of the repurchase policies will end upon the earlier of the grant of the Exemption Request or the Individual General Partners’ determination that it is in the best interest of the Fund to resume such policies.

Response:        The filing has been revised as requested.

Comment 8:  You have requested that we provide the Commission with a “Tandy Letter” as described in SEC Press Release Number 2004-89.

Response:        The Company represents to the Commission that should the Commission, or the staff acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing and the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments please direct them to our counsel, Allen B. Levithan at (973) 597-2406 or Steven J. Tsimbinos at (973) 597-2536.

Very truly yours, SPECIAL SITUATIONS FUND III, L.P. By: MGP Advisers Limited Partnership, its General Partner By: AWM Investment Company, Inc. , its General Partner

By:	/s/ Austin W. Marxe, Director